TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached:	Reed Elsevier PLC
2. Reason for notification (yes/no)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): corrective notification superseding the filing made on 11-03-08	Yes

3. Full name of person(s) subject to notification obligation:	Baillie Gifford & Co

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:	12 March 2008

7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details
A: Voting rights attached to shares
Class/type of
shares
If possible use	Situation previous to the
ISIN code	triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting	Number of shares	Number of voting rights		Percentage of voting
		rights				rights

				Direct	Indirect	Direct	Indirect

Ordinary Share GB00B2B0DG97	52,352,292	52,352,292	Below 5%		Below 5%		Below 5%

B: Financial Instruments
Resulting situation after the triggering transaction
No. of voting
rights that may be
		Exercise/	acquired (if the
Type of financial		conversion	instrument	Percentage of
instrument	Expiration date	period/date	exercised/converted)	voting rights
N/A

Total (A+B)
Number of voting rights	Percentage of voting rights
Below 5%	Below 5%

9. Chain of controlled undertak	ings through which the voting rights and /or the

financial instruments are effec	tively held, if applicable:

In the narrative below, th
rights and the percentage held
Baillie Gifford & Co, a discret
undertaking of an investment ma
Its wholly-owned subsidiary und
[4327777; 0.4%] is also a discr
Its wholly-owned direct subsidi
[13118788; 1.2%] is a life assu
investment management services
account shareholdings.
Its wholly-owned indirect (via
undertaking Baillie Gifford & C
Corporate Director and Unit Tru
investment management role to B
e figures in [ ] indicate the amount of voting
by each controlled undertaking where relevant.
ionary investment manager, is the parent
nagement group.
ertaking Baillie Gifford Overseas Limited
etionary investment manager.
ary undertaking Baillie Gifford Overseas Limited
rance company which procures discretionary
from Baillie Gifford & Co in respect of its own

Baillie Gifford Life Limited) subsidiary
o Limited [1800593; 0.2%] is an OEIC Authorised
st Manager which has delegated its discretionary
aillie Gifford & Co.

Proxy Voting:
10. Name of proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	Due to an incorrect denominator figure
(attributable to treasury shares), Baillie
Gifford’s percentage of voting rights held was
overstated in the filing made on 11-03-08.
However, the number of voting rights held (ie the
numerator) remains unchanged and the percentage
of voting rights held figure has been
re-calculated and is below 5%.
14 Contact name:	Scott Russell
Chris Hill
15. Contact telephone name:	0131 275 2106
0131 275 2147

B: Identity of the notifier, if applicable
Full name	Marsha Watson, Secretarial Assistant, Reed Elsevier PLC

Contact address	1-3 Strand London WC2N 5JR

Phone number & email	+44 (0) 207 930 7077 marsha.watson@reedelsevier.com